Crowe MacKay LLP

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www.crowemackay.ca

November 23, 2022

British Columbia Securities Commission

Alberta Securities Commission

Ontario Securities Commission

Dear Sirs/Mesdames,

Re: GreenPower Motor Company Inc. - Notice of Change of Auditors

As required by National Instrument 51-102, we confirm that we have reviewed the information contained in the Notice of Change of Auditors ("the Notice") dated November 23, 2022 by GreenPower Motor Company Inc. and, based on our knowledge of such information at this time, we agree with the information contained in the Notice.

Yours very truly,

"Crowe Mackay LLP"

Crowe MacKay LLP

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